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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17983

RECEIVED 2012 JAN 10 PM 4:45

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/10** (MM/DD/YY) AND ENDING **09/30/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg (City) **Florida** (State) **33716** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700 (Address) **Tampa** (City) **Florida** (State) **33602** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CLA 1/28/12

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

SUMMARY OF CONTENTS

RAYMOND JAMES

November 23, 2011

Gentlemen:

We, the undersigned, officers of Raymond James Financial Services, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard G. Averitt III and Richard B. Franz II, officers of Raymond James Financial Services, Inc., affirm, to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2011, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Chairman

Treasurer

State of Florida
County of Pinellas

Before me personally appeared Richard G. Averitt III and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard G. Averitt III and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 23rd day of November, A.D., 2011.

Notary Public
State of Florida at Large

My commission expires: 4/20/2012

Notary Public State of Florida
Linda M Champagne
My Commission DD833869
Expires 04/20/2012

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Financial Services, Inc. as of September 30, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 23, 2011
Certified Public Accountants

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2011
(in thousands, except share and par value amounts)

Assets		
Cash and cash equivalents	$	89,226
Other receivables		7,547
Deferred income taxes, net		10,982
Prepaid expenses and other assets		556
Loans to financial advisors, net of allowance of $4,554		30,515
Property and equipment, net of accumulated depreciation of $2,301		135
Total assets	$	138,961
Liabilities and stockholder's equity		
Accrued compensation, commissions and benefits	$	48,628
Income taxes payable		13,338
Payables to affiliates		4,616
Accrued expenses and other liabilities		14,813
Total liabilities		81,395
Stockholder's equity:		
Common stock - $1 par value; authorized 5,000 shares; issued and outstanding 5,000 shares		5
Additional paid-in capital		55,591
Retained earnings		1,970
Total stockholder's equity		57,566
Total liabilities and stockholder's equity	$	138,961

See accompanying Notes to Statement of Financial Condition.

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James Financial Services, Inc. ("we," "us," our," and "ours") is a Florida corporation and is a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). We are a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA"), and Securities Investor Protection Corporation ("SIPC"). We support independent contractor financial advisors in providing a comprehensive range of investments and services to their retail customers, including asset management, estate planning, retirement planning and investment management. Through our membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and could have a material impact on the financial statements.

Cash and cash equivalents

Our cash equivalents include money market funds or other highly liquid investments with original maturities of 90 days or less.

Receivables and allowance for doubtful accounts

We offer loans to financial advisors, who are independent contractors, primarily for recruiting and retention purposes. These loans are generally repaid over a five to eight year period with interest recognized as earned. There are no fees or costs associated with these loans. We assess future recoverability of these loans through analysis of individual financial advisor production or other performance standards. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arises in the event that the financial advisor becomes no longer affiliated with us. In the event that the financial advisor becomes no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former independent contractors, management considers a number of factors including; any amounts due at termination, the reasons for the terminated relationship, the former financial advisor's overall financial position, and our historical collection experience. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. Loans outstanding to financial advisors are included on our Statement of Financial Condition. The portion of the balance associated with financial advisors who are no longer affiliated with us, after consideration of the allowance for doubtful accounts, is approximately $469,000.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is primarily provided for using the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to seven years for software, two to five years for furniture, fixtures and equipment and 10 to 31 years for buildings, building components, building improvements and land improvements. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Legal liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in managements judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal proceedings in accrued expenses and other liabilities. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the liability is reduced accordingly. The actual costs of resolving legal proceedings may be substantially higher or lower than the recorded liability amounts for those matters.

Share-based compensation

Certain employees participate in various RJF incentive stock option and restricted stock plans which provide for the issuance of RJF common stock or restricted stock units. RJF estimates the fair value of share-based awards on the date of grant. Our financial advisors, who are independent contractors, participate in two non-qualified stock option plans and one restricted stock plan. Absent a specific performance commitment, these grants are measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. We classify non-employee stock option awards as liabilities at fair value upon vesting. See Note 6 for further information.

Income taxes

The results of our operations are included in the consolidated federal and certain state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, on a pro-rata method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. GAAP recognizes that the final outcome of certain tax positions we may take are uncertain, and provides standards for reflecting these uncertainties in our financial statements. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

Pursuant to formal clearing agreements, RJ&A clears trades for us. As part of the agreement, RJ&A confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on our behalf. RJ&A retains a portion of such commissions and fees as a clearing fee for its services.

We participate with our Parent and affiliates in certain revenue and expense sharing agreements which result in receivables from and payables to our Parent or affiliates. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from or provided to our Parent or affiliates. Net payable to affiliates of $4,616,000 at September 30, 2011 reflects amounts payable for these related party transactions. The related party transactions that give rise to receivables and payables are settled monthly with cash transfers.

See Note 7 for information on the repurchase of auction rate securities by an affiliate on our behalf.

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 also provides for an "alternative net capital requirement" which we have elected. It requires that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. At September 30, 2011, we had no aggregate debit items and therefore the minimum net capital of $250,000 is applicable.

	September 30, 2011 (in thousands)
Net capital	$ 17,829
Less: Required net capital	(250)
Excess net capital	$ 17,579

NOTE 5 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of the temporary differences that give rise to significant portions of the deferred tax asset (liability) items are as follows:

	September 30, 2011 (in thousands)
Deferred tax assets:	
Accrued expenses	$ 8,100
Deferred compensation	1,690
Capital expenditures	110
Other	1,354
Total deferred tax assets	11,254
Deferred tax liabilities:	
Accelerated depreciation	(272)
Total deferred tax liabilities	(272)
Net deferred tax asset	$ 10,982

No valuation allowance associated with our deferred tax asset is required at September 30, 2011, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group, carryback losses against prior year consolidated taxable income and expectations of future taxable income.

In addition to the income taxes payable of $13,338,000, there is a current income tax receivable, included in other receivables, of $5,970,000 as of September 30, 2011.

At September 30, 2011, our liability for unrecognized tax benefits is $2,120,000. Accrued interest and penalties as of September 30, 2011 are $692,000 which are included in accrued expenses and other liabilities in our Statement of Financial Condition.

The aggregate changes in the liability for unrecognized tax benefits including interest and penalties are as follows:

		September 30, 2011
		(in thousands)
Liability for unrecognized tax benefits as of October 1, 2010	$	2,272
Increases for tax positions related to the current year		458
Increases for tax positions related to prior years		24
Decreases for tax positions related to prior years		(13)
Reductions due to lapsed statute of limitations		(621)
Liability for unrecognized tax benefits as of September 30, 2011	$	2,120

The results of our operations are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we generally are no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2011 for federal tax returns and fiscal year 2007 for state and local tax returns. Certain transactions occurring in fiscal year 2011 are currently being examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The fiscal year 2011 IRS audit and state audits in process are expected to be completed in the fiscal year 2012.

NOTE 6 – BENEFIT PLANS

Employee benefit plans

We participate, along with other affiliated companies, in various qualified and non-qualified savings, incentive stock option and restricted stock plans of RJF. RJF allocates the cost of providing these plans to us based on the actual cost per employee. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock options plans. The profit sharing plan and employee stock ownership plan ("ESOP") provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Benefits become fully vested after six years of qualified service. The 401(k) plan provides for us to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the market price on the day prior to the purchase date. Non-qualified plans, available to only select employees, include Long-Term Incentive plan ("LTIP"), restricted stock, stock bonus, stock options and employee investment funds. LTIP is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation requirements. Contributions to the qualified plans and the LTIP contribution are made in amounts approved annually by RJF's Board of Directors.

Certain employees participate in various RJF incentive stock options and restricted stock plans which provide for the issuance of RJF common stock or restricted stock units. During fiscal year 2011, RJF's Board of Directors approved the granting of restricted stock unit awards rather than restricted stock awards after reviewing certain income tax consequences to retirement eligible participants associated with restricted stock awards. RJF's intention is to issue restricted stock units rather than restricted stock awards in the future. These awards are forfeitable in the event of termination other than for death, disability or retirement. RJF measures compensation expense for share-based awards made to our employees based on estimated fair values on the date of grant and allocates the expense to us. Compensation cost is recognized for all share-based compensation with future service requirements over the applicable vesting periods using the straight-line method. Options granted before August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee at that time, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee or has terminated within 45 days, disabled, deceased or recently retired.

The fair value of each fixed option grant for these plans is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants in fiscal year 2011:

Dividend yield	1.80%
Expected volatility	43.74%
Risk-free interest rate	1.41%
Expected lives	4.95 yrs

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

Under RJF's stock option plans we may grant options to certain employees. A summary of option activity of our stock option plans available for grants to employees for the fiscal year ended September 30, 2011 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($)
Outstanding at October 1, 2010	241,400	$ 27.03		
Exercised	(48,740)	25.34		
Outstanding at September 30, 2011	192,660	$ 27.46	2.51	$ 80,000
Exercisable at September 30, 2011	53,475	$ 28.96	1.26	$ 15,000

The following activity occurred under RJF's stock option plans available for grants for the fiscal year ended September 30, 2011:

Total intrinsic value of stock options exercised	$ 419,000
Total grant date fair value of stock options vested	$ 493,000

Under RJF's restricted stock plans we may grant awards to certain employees. The following activity occurred during the fiscal year ended September 30, 2011:

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2010	52,212	$ 25.70
Granted	13,087	31.43
Vested	(11,872)	34.42
Non-vested at September 30, 2011	53,427	$ 25.17

Non-employee share-based and other compensation

Our financial advisors, who are independent contractors, are not eligible to participate in certain employee plans discussed above but are eligible to participate in two non-qualified stock option plans, a restricted stock plan and three non-qualified deferred compensation plans. These awards are forfeitable in the event the independent contractor financial advisors are no longer associated with us, other than for death, disability or retirement. RJF allocates the cost of providing these plans to us based on actual cost per individual. Options granted prior to August 21, 2008 are exercisable five years after grant date provided that the financial advisors are still associated with us, disabled, deceased or recently retired. Options granted on or after August 21, 2008 are exercisable five years after grant date provided that the financial advisors are still associated with us or have terminated

within 45 days, disabled, deceased or recently retired. Option terms are specified in individual agreements and expire on a date no later than the sixth anniversary of the grant date. Under these fixed stock option plans, the exercise price of each option equals the market price of RJF stock on the date of grant.

The fair value of each fixed option grant awarded to an independent contractor financial advisor is estimated on the date of grant and periodically revalued using the Black-Scholes option pricing model with the following weighted average assumptions used in fiscal year 2011:

Dividend yield	1.62%
Expected volatility	44.14%
Risk-free interest rate	0.65%
Expected lives	2.54 yrs

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining (1) the volatility of the most recent year, (2) the volatility of the most recent time period equal to the expected lives assumption, and (3) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at each point in time the options are valued. The expected lives assumption is based on the difference between the option's vesting date plus 90 days (the average exercise period) and the date of the current reporting period.

A summary of option activity of our stock option plans available for grants to independent contractor financial advisors for the fiscal year ended September 30, 2011 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (years)	Aggregate intrinsic value ($)
Outstanding at October 1, 2010	790,438	$ 26.07		
Granted	40,900	28.74		
Exercised	(343,388)	21.62		
Forfeited	(10,950)	30.29		
Expired	(2,250)	22.87		
Outstanding at September 30, 2011	474,750	$ 29.45	2.06	$ 383,000
Exercisable at September 30, 2011	4,500	$ 21.50	0.01	$ 20,000

The following activity occurred under RJF's stock option plans available for grants for the fiscal year ended September 30, 2011:

Total intrinsic value of stock options exercised	$ 3,300,000
Total grant date fair value of stock options vested	$ 1,448,000

Under one of RJF's restricted stock plans, we may grant restricted shares of common stock to independent contractor financial advisors. Under the plan the awards are generally restricted for a five year period, during which time the awards are forfeitable in the event the independent contractor financial advisors are no longer associated with us, other than for death, disability or retirement.

The following activity for our independent contractor financial advisors occurred during the fiscal year ended September 30, 2011:

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2010	156,380	$ 25.33
Vested	(1,550)	
Forfeited	(2,500)	
Non-vested at September 30, 2011	152,330	$ 25.96

The three non-qualified deferred compensation plans consist of the FID Deferred Bonus Plan ("FID"), the SD Deferred Compensation Plan and the Wealth Accumulation Plan ("WAP"), all of which provide benefits to our independent contractor financial advisors who meet certain production requirements. RJF has purchased and holds life insurance on certain of its current and former employees to earn a competitive rate of return and to provide the source of funds available to satisfy its obligations under both the FID and the WAP. The contributions are made in amounts approved annually by RJF's management.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

As part of our recruiting efforts, we offer loans to our financial advisors primarily for recruiting purposes. These commitments are contingent upon certain events occurring including, but not limited to, the financial advisor joining us. In certain circumstances, we may make commitments prior to funding them. As of September 30, 2011, we have made commitments of approximately $8,378,000 in loans that have not yet been funded.

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

Auction rate securities matters

In connection with Auction Rate Securities ("ARS"), we were subject to investigations by the SEC, certain states led by Florida's Office of Financial Regulation, and the Texas Securities Board regarding the sale of ARS. On June 29, 2011, we finalized settlements with the SEC and other regulatory authorities, concluding investigations by the regulators into our offer and sale of ARS. Under these settlement agreements, in July and August, 2011 we extended an offer to purchase at par, from certain current and former clients, eligible ARS that were purchased through us on or before February 13, 2008, provided the eligible ARS were not transferred away from us prior to January 1, 2006 and those securities were held on February 13, 2008. This offer did not extend to clients whose accounts were owned, managed or advised by or through correspondent broker-dealers or unaffiliated investment advisors or who acted as institutional money managers and did not hold ARS in our accounts. This offer remained open for a period of 75 days from the date which we sent the first offer notice to each respective current or former client. The repurchase offer expired on September 29, 2011 for most of our current and former clients; a very limited number of offers to current and former clients remained open through certain dates in October, 2011.

As of September 30, 2011, $121.1 million par value ARS were purchased from current or former clients as a result of this settlement. All of the ARS were repurchased by a non-broker-dealer subsidiary of our Parent (the "Repurchasing Subsidiary") on our behalf. The fair value of the ARS repurchased from clients by the Repurchasing Subsidiary was $102.5 million.

Legal matter contingencies

We are a defendant or co-defendant in various lawsuits and arbitrations incidental to our securities business as well as other corporate litigation. We are contesting the allegations in these cases and believe that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against us, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. Refer to Note 1 for a discussion of our criteria for establishing a range of possible loss related to such matters. As of September 30, 2011, management currently estimates the aggregate range of possible loss is from $0 to an amount of up to $7 million in excess of the accrued liability (if any) related to these matters. In the opinion of management, based on current available information, review with outside legal counsel, and consideration of the accrued liability amounts provided for in the accompanying financial statements with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on our financial position.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

In planning and performing our audit of the financial statements of Raymond James Financial Services, Inc. (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), as of and for the year ended September, 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of Raymond James Financial Services, Inc., management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 23, 2011
Certified Public Accountants

RAYMOND JAMES®

FINANCIAL SERVICES, INC.

Member FINRA/SIPC

Individual solutions from independent advisors

International Headquarters: The Raymond James Financial Center

880 Carillon Parkway | St. Petersburg, FL 33716

727-567-1000 | raymondjames.com

Statement of Financial Condition

SEPTEMBER 30, 2011

RAYMOND JAMES®
FINANCIAL SERVICES, INC.